UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHINA RESOURCES DEVELOPMENT, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

169406 30 3

(CUSIP Number)

Wong Wah On

Room 2105 West Tower, Shun Tak Centre

200 Connaught Road C.

Sheung Wan, Hong Kong

(852) 2810-6226

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 169406 30 3		Page 2 of 4 Pages

1		NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Anka Capital Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 146,144 shares of common stock
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 146,144 shares of common stock
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,144 shares of common stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 169406 30 3		Page 3 of 4 Pages

The Reporting Person filed a statement on Schedule 13D to disclose its acquisition of 244,897 shares of the Issuer’s Common Stock on March 31, 2001 (the “Initial Statement”).  The information set forth in the Initial Statement, with the exception of the Cover Page to the Initial Statement and except as modified in this Amendment No. 1, is hereby incorporated by reference.

Item 5.     Interest in Securities of the Issuer

(a)

The Reporting Person owns 146,144 shares, or approximately 14.6%, of the Issuer’s outstanding common stock.  The purpose of this Amendment is to report, as more fully disclosed in response to Item 5(c), below, the disposition by the Reporting Person, in market transactions, of an aggregate of 98,753 shares of the Issuer’s common stock between July 25, 2003 and August 1, 2003.  The number of shares and percentage reported in Items 11 and 13 does not include (a) 4,320 shares owned of record by Brender Services Limited, a corporation wholly-owned by Wong Wah On (an executive officer, director and principal shareholder of the Reporting Person and an executive officer and director of the Issuer), (b) 40,000 shares owned of record by Wong Wah On or (c) 40,000 shares owned of record by Tam Cheuk Ho (an executive officer, director and principal shareholder of the Reporting Person and an executive officer and director of the Issuer).  The Reporting Person disclaims beneficial ownership of the shares owned by Wong Wah On, Tam Cheuk Ho and Brender Services Limited.

(b)

The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 146,144 shares of common stock of the Issuer held by the Reporting Person.

(c)

The following table describes the only transactions effected by the Reporting Person in the securities of the Issuer during the preceding 60 days:

Number of

    Date

Shares Sold

Price per Share

Type of Disposition

7/25/2003

15,000

$8.45

Rule 144 Market Transaction

7/28/2003

7,300

$8.43

Rule 144 Market Transaction

7/29/2003

23,920

$8.369

Rule 144 Market Transaction

7/30/03

22,433

$7.45

Rule 144 Market Transaction

7/31/03

24,200

$6.89

Rule 144 Market Transaction

8/1/03

5,900

$6.65

Rule 144 Market Transaction

Item 7.     Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2003

ANKA CAPITAL LIMITED

By:

/s/ Tam Cheuk Ho

Tam Cheuk Ho, Director